June 23, 2022

Claire Erlanger and Andrew Blume

Division of Corporation Finance

Office of Manufacturing

United States Securities and Exchange Commission

Washington D.C. 20549

Re:	Gerdau S.A. Form 20-F for the Year Ended December 31, 2021 Filed March 31, 2022 File No. 1-14878

Dear Claire Erlanger and Andrew Blume:

This letter responds to the comment letter from the Division of Corporation Finance of the Securities and Exchange Commission dated June 9, 2022, concerning the Annual Report on Form 20-F of Gerdau S.A. (the “Company”) for the fiscal year ended December 31, 2021, filed on March 31, 2022.

We would be pleased to discuss any aspect of these responses with you at your convenience. We intend, as we have in the past, to use these comments constructively to make appropriate adjustments in disclosure in each subsequent submission as part of our ongoing reporting obligations.

The following is the Company’s response to the Comment Letter.

Comment No 1

Please tell us if you have assessed the materiality of your mining operations as required by Item 1301 of Regulation S-K. In your response please explain the qualitative and quantitative factors that you considered in your materiality analysis, as suggested in Item 1301(c) of Regulation S-K with respect to determining whether your mining operations are material.

Response:

In response to the Staff’s comment, the Company respectfully informs that it has assessed materiality of its mining operations as required by Item 1301 of Regulation S-K. The Company understands that its mining operations are not material for purposes of providing disclosures established by Item 1301(c) of Regulation S-K, due to the following qualitative and quantitative factors:

•	The Company is mainly dedicated to the production and commercialization of steel products, through its mills located in Argentina, Brazil, Canada, Colombia, the United States, Mexico, Peru, the Dominican Republic and Uruguay, which total 38 steel production facilities globally and only its mills located in Ouro Branco, Barão de Cocais, Divinópolis and Sete Lagoas (mills located in the state of Minas Gerais in Brazil, which are close to the mining operations) use iron ore extracted from its mining operations. These mills produce steel in blast furnaces, while other steel facilities of the Company operate with electric arc furnaces, which use scrap as their main raw material.

•	Assets of mining exploration rights represent R$ 140.2 million or 0.26% of total consolidated assets of the Company, which are R$ 54,341.4 million as of December 31, 2021.

•	On an average consolidated basis for the year of 2021 scrap cost per tonne was R$ 1,983, while cost of iron ore purchased from the market was R$ 588 per tonne and cost of iron ore extracted from the Company’s mining operations was R$ 263 per tonne.

•	Gerdau’s total consolidated installed annual capacity of production of Pig Iron / Sponge Iron is 4.6 million tonnes, while Gerdau’s total consolidated installed annual capacity of production of crude steel is 17.2 million tonnes, which considering an average Yield of 89% (a tonne of Pig Iron / Sponge Iron results in approximately 890 Kg of crude steel) means that approximately 24% of crude steel production of the Company uses iron ore as raw material, while the other 76% of crude steel production uses other raw material sources, like scrap. In 2021, iron ore purchased in the market represented approximately 58% of iron ore consumed, while approximately 42% of iron ore consumed came from the Company’s mining operation. Therefore, in terms of consolidated installed annual capacity of crude steel production approximately 10% of crude steel production during 2021 used iron ore extracted from the Company´s mining operations, while 90% of crude steel production used raw materials acquired in the market.

As detailed above, through quantitative and qualitative information, the Company’s mineral assets are used mainly as a source of raw material for its process of steel production and its mining operations are not material in terms of total assets.

Comment No 2

We note your disclosure that revenues from sales of products are recognized to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Please revise your note to disclose when you typically satisfy your performance obligations, such as upon shipment or upon delivery, and the significant judgments made in evaluating when customers obtain control of promised goods or services. Also disclose the nature of any obligations for returns, refunds and any warranties or related obligations. See guidance in paragraphs 119 and 125 of IFRS 15.

Response:

In response to the Staff’s comment, the Company will revise its disclosure in future filings in Note 2.15 to disclose when the performance obligations are typically satisfied, the significant judgments made in evaluating when customers obtain control of promised goods or services and the nature of any obligations for returns, refunds and any warranties or related obligations, as well as revising Note 2.17 to state clearly that the Company uses judgments and estimates in revenue recognition, similar to that presented below:

2.15 - Revenue Recognition

Net sales are presented net of taxes and discounts. The significant judgment made by the Company is presented in Note 2.17 and regarding revenue recognition it considers that revenue is derived from the single performance obligation to transfer its products under arrangements in which the transfer of control of the products and the fulfillment of the Company’s performance obligation occur at the same time and that revenue from the sale of goods is recognized when the Company has transferred control of the goods to the buyer and the buyer obtains the benefits from the goods, the potential cash flows and the amount of revenue (the transaction price) can be measured reliably, and the consideration is to be transferred, which means it is probable that the Company will collect the consideration to which it is entitled to in exchange for the goods. The significant judgment also considers whether the customer has obtained control over the asset depends on when the goods are made available to the carrier or the buyer takes possession of the goods, depending on the delivery terms. For the Company’s operations, generally the criteria to recognize revenue has been met when its products are delivered to its customers (CIF term) or to a carrier who will transport the goods to its customers (FOB term) and these are the point in time when the Company has completed its performance obligations. Revenue is measured at the transaction price of the consideration received or receivable, the amount the Company expects to be entitled to.

The Company’s products follow industry production standards for its applications. Historically, only a small portion of the Company’s products are returned or have claims filed against the sale as result of quality complaints or other problems. Claims may be one of the following: product shipped and billed to an end customer that did not meet industry quality standards, such as physical defects in the goods, goods shipped to the wrong location or goods shipped outside acceptable time parameters. The Company estimates the consideration for such claims and reduces the amount of revenue recognized.

The warranties and claims arise when the product fails on the criteria mentioned above. Sales-related warranties associated with the goods cannot be purchased separately and they serve as an assurance that the products sold comply with agreed specifications. Accordingly, the Company accounts for warranties in accordance with IAS 37. Warranties and claims represent immaterial amounts to the Company.

2.17 — Use of Judgments and Estimates

The preparation of the Consolidated Financial Statements requires estimates to record certain assets, liabilities and other transactions. To make these estimates, Management uses the best information available on the date of preparation of the Consolidated Financial Statements and the experience of past and/or current events, also considering assumptions related to future events. As such, the Consolidated Financial Statements include estimates related to revenue recognition (Note 2.15), recoverable amount of long-lived assets (Note 28), with respect to the need and the amount of provisions for tax, civil and labor liabilities (Note 19), recoverability of deferred tax assets (Note 8), estimates in selecting interest rates, return on assets, mortality tables and expectations for salary increases (Note 21), and long-term incentive plans through the selection of the evaluation model and rates (Note 26). Actual results could differ from those estimates.

Comment No 3

We note that you are currently involved in several matters that have and may result in the recovery or payment of additional taxes. Please tell us and revise your disclosures to clearly describe your accounting policy for these matters. In doing so, specify the taxes that fall within the scope of IAS 12 and those that fall within the scope of other guidance, such as IAS 37, and tell us how you arrived at your determination. We note your disclosure of several different taxes, such as ICMS, PIS, COFINS, IRPJ, and CSLL. Also tell us and disclose how you apply IFRIC 23 in recognizing and measuring the effect of tax uncertainties.

Response:

In response to the Staff’s comment, the Company informs that the several different taxes related to indirect taxes disclosed in Note 19 (ICMS, IPI, PIS and COFINS) fall into the scope of IAS 37. Contingent liabilities disclosures related to income taxes (IRPJ and CSLL) also fall into the scope of IAS 37, due to the requirements of paragraph 88 of IAS 12. Recognition, measurement and presentation of tax provisions related to income taxes fall into IAS 12 and IAS 1.

In relation to income taxes, IFRIC 23 are also considered in the judgment of the management of the Company with the assistance of its legal advisors to make sure the tax treatment provided by the Company follows strictly the tax rules and any uncertainty over income tax is also considered for purposes of recognition and measurement of any provision. The assessment provided by the Company in these cases considers whether it is probable that a taxation authority will accept an uncertain tax treatment and a provision is recognized when the uncertain income tax treatment is no longer probable that it will be accepted by the taxation authority. During every fiscal year, the Company reassess its judgment and estimates to check if the facts and circumstances on which the judgment or estimate was based changed or as a result of new information that affects the judgment or estimate.

In note 2.17, the Company discloses that provisions for tax liabilities require the use of judgments and estimates and will enhance its disclosures in note 2.XX, similar to that presented below:

2.XX - Tax Claims

The Company and its subsidiaries are party in judicial and administrative proceedings involving tax matters, as disclosed in Note 19. In note 2.17, the Company discloses that provisions for tax liabilities require the use of judgments and estimates.

The Company discloses different taxes related to indirect taxes (ICMS, IPI, PIS and COFINS) and they fall into the scope of IAS 37, which establishes that a liability is a present obligation of the entity arising from past events and the settlement of which is expected to result in an outflow from the entity of resources embodying economic benefits. In these tax discussions, past events give rise to present obligations, which based on all available evidence, resulted in a more likely than not present obligation. Contingent liabilities are not recognized, since the possibility of an outflow of resources embodying economic benefits is not more likely than not. Since contingent liabilities may develop in a way not initially expected, they are assessed continually to determine whether an outflow of resources embodying economic benefits has become probable. If it becomes probable that an outflow of future economic benefits will be required for an item previously dealt with as a contingent liability, a provision is recognized in the financial statements of the period in which the change in probability occurs.

Contingent liabilities disclosures related to income taxes (IRPJ and CSLL) also fall into the scope of IAS 37, while tax provisions related to income taxes fall into the scope of IAS 12. Management considers the guidance in IFRIC 23, with the assistance of its legal advisors, to record tax provisions in accordance with applicable laws and appropriately considers uncertainties over income taxes for purposes of recognition and measurement. The assessment provided by the Company in these cases considers whether it is probable that a taxation authority will accept an uncertain tax treatment and a provision is recognized when the uncertain income tax treatment is no longer probable that it will be accepted by the taxation authority. During every fiscal year, the Company reassess its judgment and estimates to check if the facts and circumstances on which the judgment or estimate was based changed as a result of new information that affects the judgment or estimate.

Comment No 4

We note that you recognized gains related to the Eletrobras Compulsory Loans during fiscal years 2020 and 2021. Although the fiscal 2021 gains are separately presented on the statements of income, it is unclear where you have classified the R$436 million of fiscal 2020 gains. Please explain to us and revise to disclose where the fiscal 2020 amounts are presented on your statements of income and, in doing so, explain the reasons for the apparent classification difference between periods.

Response:

In response to the Staff’s comment, the Company informs that the R$ 436 million of gain in 2020 related to the Eletrobras Compulsory Loans was recognized in the Other Operating Income line of its Consolidated Statements of Income. The Company presents material effects that affect its income statement in separate lines, so the amount of R$ 436 million in 2020 was not considered material to be reclassified in its Consolidated Statements of Income, considering the judgment of management and taking into consideration the context of the Consolidated Financial Statements of that year; however, in fiscal year 2021 the amount of R$ 1,391 million was considered material for purposes of being presented in a separate line of its Consolidated Statements of Income. The Company believes that the comparative amount of R$ 436 million recognized in the Other Operating Income line was not material to be reclassified, considering there was no impact on the Consolidated Statements of Cash Flows, Consolidated Statements of Comprehensive Income, Consolidated Balance Sheets and Earnings per Share. It is important to note that the amount recognized in 2021 represented more than three times the amount recognized in 2020, so the Company presented the amount of 2021 in a separate line of its Consolidated Statements of Income for the benefit of users of its financial statements to better understand this large amount recognized in 2021.

The Company respectfully believes that the presentation of Eletrobras gains in different lines in the body of the Consolidated Statements of Income did not result in misleading information to the users of the financial statements, because despite the fact of the different lines to the presentation of the gains in both years, the information provided in Note 19 IV disclosed that the amount of R$ 436 million was recognized as a gain in 2020 and the amount of R$ 1,391 million was recognized as a gain in 2021, so the consequent income statement impact as a gain in the Consolidated Statements of Income was disclosed.

Comment No 5

We note the "eliminations and adjustments" column used to reconcile the total of the segment measures to the consolidated amounts. We also note your disclosure that this column "includes the elimination of sales between segments in the context of the Consolidated Financial Statements." Please tell us and revise to disclose the nature of any other material reconciling items within this column. Ensure that you tell us and disclose the nature of any material adjustments arising from different accounting policies. See paragraph 28 of IFRS 8. Also revise to present revenue from external customers for each of your products or group of similar products in accordance with paragraph 32 of IFRS 8. If the necessary product information is not available and the cost to develop it would be excessive, please revise to disclose this fact.

Response:

In response to the Staff’s comment, the Company informs that the information provided in the segments represent the operational results of each segment, while the column of eliminations and adjustments includes the elimination of sales and elimination of intercompany loans between segments in the context of the Consolidated Financial Statements. This column also mainly includes amounts that are not part of operational results of a specific segment, such the Eletrobras Compulsory loan recovery, Results in operations with subsidiary and joint ventures, Selling, general and administrative expenses of corporate employees and the related income tax effects of these amounts. All accounting policies are consistently adopted for all segments, so there is no adjustment related to different accounting policies treatment.

The information of revenue from external customers for each of the Company products or group of similar products in accordance with paragraph 32 of IFRS 8 is not presented since the information is not available and the cost to develop it would be excessive.

The Company will revise its disclosure in future filings to improve disclosure about the amounts presented in the column of eliminations and adjustments and also to include that the information of revenue from external customers for each of the Company products or group of similar products is not presented since the information is not available and the cost to develop it would be excessive, similar to that presented below:

NOTE 27 — SEGMENT REPORTING

…

The column of eliminations and adjustments includes the elimination of sales and intercompany loans between segments in the context of the Consolidated Financial Statements. This column also includes amounts that are not part of operational results of a specific segment, such as the Eletrobras Compulsory Loan recovery, Results in operations with subsidiary and joint ventures, Selling, general and administrative expenses of corporate employees and the related income tax effects of these amounts, among others.

…

IFRS requires the Company to disclose revenues from external customers for each product and service, or each group of similar products and services, unless the necessary information is not available and the cost to develop it would be excessive. Management does not consider this information useful for its decision-making process, because it would aggregate sales in different markets and in different currencies, subject to the effects of changes in exchange rates. Furthermore, the trends of steel consumption and the price dynamics of each product or group of products in different countries and different markets within these countries are poorly correlated and, as a result, the information would not be useful and would not serve to reach any conclusions about historical trends. Considering this scenario and considering that the information of revenue from external customers by product and service is not maintained by the Company on a consolidated basis and the cost to obtain this information would be excessive compared to the benefits of the information, the Company does not present revenue by product and service.

***

The Company acknowledges that:

•	the Company and its management are responsible for the accuracy and adequacy of the disclosure in the filing, notwithstanding any review, comments, action or absence of action by the staff.

Very truly yours,
GERDAU S.A.

By	/s/ Rafael Dorneles Japur

Name: Rafael Dorneles Japur
Title: Chief Financial Officer